Exhibit 99.1

Response Biomedical Corporation to Present at Noble Financial Sixth Annual Equity Conference – ONTRACK 2010

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 3, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBFD) today announced that S. Wayne Kay, Chief Executive Officer, will make a presentation regarding the business strategy of the Company at the Noble Financial Sixth Annual Equity Conference at 12:00 p.m. EDT on Tuesday, June 8, 2010, in Hollywood, Florida.

The presentation will be Web cast – audio/video/PowerPoint – live, and available for viewing at www.responsebio.com on the “Newsroom”, “Events Calendar – Corporate” tab, or through the Noble Financial Web sites www.ontrack.com or www.noblereserch.com. Response Biomedical recommends registering at least 10 minutes prior to the start of the presentation to ensure timely access. If you wish to view the live presentation you will need the SilverLight viewer (a free download from presentation link) to participate. In addition, the Web cast will be archived on the Company’s Web site for 90 days following the event.

About Noble Financial

Noble Financial Capital Markets was established in 1984 and is an equity research driven, full-service investment banking boutique focused on small-cap, emerging growth companies. The company has offices in New York, Boston, New Jersey, St Louis and Boca Raton.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com